                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

Essential Therapeutics, Inc. (formerly known as Microcide Pharmaceuticals, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29669A-10-8
           -----------------------------------------------------------
                                 (CUSIP Number)

   Stephen Cunningham                            David W. Tegeler, Esq.
   Schroder Investment Management Limited        Testa, Hurwitz & Thibeault, LLP
   31 Gresham Street                             125 High Street
   London, EC2V 7QA, England                     Boston, MA 02110
   +44 (0) 20 7658-6000                          (617) 248-7000
--------------------------------------------------------------------------------


   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 21, 2003
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S).(S).240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S).240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------             -----------------------------------
CUSIP No.  29669A-10-8                        Page     2     of     10     Pages
         ------------------                        ---------     ---------
--------------------------------             -----------------------------------
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  1  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     International Biotechnology Trust plc


--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [_]


--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A

--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]

     Not Applicable
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                - 0 -
       NUMBER OF         ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                2,500,000 shares of common stock, $.001 par
          EACH                  value per share ("Common Stock")
       REPORTING         ------------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH
                                - 0 -
                          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                2,500,000 shares of Common Stock
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,500,000 shares of Common Stock

--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          [_]


--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.7%

--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------------             -----------------------------------
CUSIP No.  29669A-10-8                        Page     3     of     10     Pages
         ------------------                        ---------     ---------
--------------------------------             -----------------------------------
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


     Schroder Investment Management Limited

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [_]


--------------------------------------------------------------------------------
  3  SEC USE ONLY



--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A

--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]


--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                - 0 -
       NUMBER OF          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                2,500,000 shares of Common Stock
          EACH            ------------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  - 0 -
                          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                2,500,000 shares of Common Stock

--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,500,000 shares of Common Stock
--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          [_]


--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.7%
--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------------             -----------------------------------
CUSIP No.  29669A-10-8                        Page     4     of     10     Pages
         ------------------                        ---------     ---------
--------------------------------             -----------------------------------
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


     Tom Daniel

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [_]


--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A

--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]


--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                - 0 -
       NUMBER OF          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                2,500,000 shares of Common Stock
          EACH            ------------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  - 0 -
                          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,500,000 shares of Common Stock

--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          [_]


--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.7%

--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------------             -----------------------------------
CUSIP No.  29669A-10-8                        Page     5     of     10     Pages
         ------------------                        ---------     ---------
--------------------------------             -----------------------------------
--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


     Kate Bingham

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [_]


--------------------------------------------------------------------------------
  3  SEC USE ONLY



--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A

--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]


--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                - 0 -
       NUMBER OF          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                2,500,000 shares of Common Stock
          EACH            ------------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  - 0 -
                          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,500,000 shares of Common Stock

--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          [_]


--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.7%

--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------------             -----------------------------------
CUSIP No.  29669A-10-8                        Page     6     of     10     Pages
         ------------------                        ---------     ---------
--------------------------------             -----------------------------------
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  1  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


     Eva Haas

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [_]


--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A

--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]


--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                - 0 -
       NUMBER OF          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                2,500,000 shares of Common Stock
          EACH            ------------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  - 0 -
                          ------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                2,500,000 shares of Common Stock

--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,500,000 shares of Common Stock

--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          [_]


--------------------------------------------------------------------------------

   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.7%

--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

Item 1.   Security and Issuer:

          This statement relates to the Common Stock, $.001 par value per share of Essential Therapeutics, Inc. formerly known as Microcide
Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive officers is 78 Fourth Avenue, Waltham, MA 02451.

Item 2.   Identity and Background:

     (a) This statement is being filed by the following Reporting Persons:
International Biotechnology Trust plc ("IBT"), Schroder Investment Management Limited ("SIML"), Tom Daniel ("Daniel"), Kate Bingham ("Bingham") and Eva Haas ("Haas," and collectively with IBT, SIML, Daniel and Bingham, the "Reporting Persons").

     (b) The principal business office of the Reporting Persons is 31 Gresham Street, London, EC2V 7QA, England.

     (c) The jurisdiction of organization for IBT and SIML is the United Kingdom. Daniel and Bingham are citizens of the United Kingdom. Haas is a citizen of Germany.

     (d) The principal business of IBT is that of a publicly-traded investment trust company. The principal business of SIML is that of an investment manager. The principal occupation of Daniel, Bingham and Haas are their activities on behalf of SIML and IBT.

     (e) During the five years prior to the date hereof, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the five years prior to the date hereof, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration:

     On October 24, 2001, IBT acquired 7,500 shares of Series B Convertible Redeemable Preferred Stock, $.001 par value per share, (the "Preferred Stock") of the Issuer for a total purchase price of $7,500,000. The Reporting Persons have the right, at the Reporting Persons' option, at any time, to convert the shares of Preferred Stock into shares of common stock, $.001 par value, ("Common Stock") of the Issuer. The shares of Preferred Stock shall convert into shares of Common Stock at a rate of $3.00 per share for an aggregate of 2,500,000 shares of Common Stock of the Issuer.

     The working capital or funds available for investment of IBT were the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting securities.

Item 4.   Purpose of Transaction:

     IBT acquired the Preferred Stock for investment purposes. On April 14, 2003, the Common Stock was delisted from trading on The Nasdaq National Market (the "National Market") because the Issuer no longer met certain of the Nasdaq's listing requirements.

On April 21, 2003, Bingham resigned from the Board of Directors of the Issuer. Additionally, on April 21, 2003, IBT delivered written notice to the Issuer that it was exercising its optional repurchase right under the terms of the Issuer's Certificate of Designation (the "Certificate") for the Preferred Stock and submitted all of IBT's Preferred Stock for repurchase by the Issuer. The Certificate provides that the holders of the Preferred Stock shall have the right to require the Issuer to repurchase all of the shares of outstanding Preferred Stock, in cash at a price equal to 100% of the original purchase price of such Preferred Stock, plus any declared and unpaid dividends upon the occurrence of certain events, including the delisting of the Issuer's Shares for trading on the National Market for any period of five consecutive trading days.

         The Issuer has publicly indicated that it has insufficient funds to repurchase IBT's Preferred Stock and the shares of Preferred Stock held by other parties who have also delivered a similar notice of repurchase to the Issuer. Furthermore, the Issuer has publicly indicated that it intends to work with the holders of the outstanding Preferred Stock to develop a plan of reorganization as a means to satisfy the repurchase rights of the holders of the Preferred Stock. Such plan of reorganization could result in certain events listed in the last paragraph of this Item 4.

         Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, IBT may acquire or dispose of additional Common Stock of the Issuer.

         Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)    Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer:

         (a) As of March 24, 2003, IBT was the record owner of 7,500 shares of Series B Convertible Redeemable Preferred Stock, $.001 par value per share, which is convertible into 2,500,000 shares of Common Stock of the Issuer within 60 days of the date of this statement. On an as converted basis, IBT owns 2,500,000 shares of Common Stock (the "Record Shares"), or approximately 11.7% of the Common Stock of the Issuer, which percentage is calculated based upon 18,941,394 shares of Common Stock of the Issuer as reported on the most recent Annual Report on Form 10-K filed on March 25, 2003. By virtue of the contractual relationship between IBT and SIML and the affiliate relationships among SIML, Daniel, Bingham and Haas, each of SIML, Daniel, Bingham and Haas may be deemed to own beneficially all of the Record Shares. Hence, SIML, Daniel, Bingham and Haas may be deemed to own 2,500,000 shares of Common Stock of the Issuer. In its capacity as discretionary investment manager of IBT, SIML may be deemed to own beneficially 2,500,000 shares of Common Stock. In their capacity as members of the investment committee of Schroder Ventures Life Sciences Advisers (UK) Limited ("SVLSAL") which advises SIML, who have the authority to vote or direct the vote of the Record Shares, Daniel and Bingham may be deemed to own beneficially 2,500,000 shares of Common Stock. In her capacity as fund manager of IBT, Haas may be deemed to own beneficially 2,500,000 shares of Common Stock.

         Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except in the case of IBT for the 2,500,000 shares which it holds of record.

         (b)   Number of Shares as to which each such person has:

               (i)    Sole power to vote or direct the vote:
                      0 shares for each Reporting Person.

               (ii)   Shared power to vote or direct the vote:
                      2,500,000 shares for each Reporting Person.

               (iii)  Sole power to dispose or to direct the disposition:
                      0 shares for each Reporting Person.

               (iv)   Shared power to dispose or to direct the disposition:
                      IBT: 2,500,000 shares
                      SIML: 2,500,000 shares
                      Haas: 2,500,000 shares

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

         (d) Except as described in Item 6 below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

         (e)   Not Applicable.

Item 6. Contracts, arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to a contractual agreement dated as of November 7, 2000, IBT has engaged SIML to act as its discretionary investment manager. Pursuant to such agreement, SIML manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate SIML's appointment as manager at any time if SIML commits a material breach of its obligations under the agreement and, if its breach is capable of remedy, fails to make good the breach within 90 days of receipt of notice from IBT requiring it to do so. Daniel and Bingham, in their capacity as members of the investment committee of SVLSAL which advises SIML, have the ability to direct the vote with respect to the portfolio securities held by IBT. Haas, in her capacity as fund manager of IBT, has the ability to direct the vote with respect to the portfolio securities held by IBT and to make investment decisions regarding the acquisition or disposition of portfolio securities by IBT.

         IBT has entered into a voting agreement whereby IBT has agreed to provide the Company with a limited irrevocable proxy for the future voting of its shares.

Item 7.   Material to be Filed as Exhibits:

         Exhibit 1 - Form of Voting Agreement

         Exhibit 2 - Agreement regarding filing of joint Schedule 13D

         Exhibit 3 - Power of Attorney

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2003

                                    INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                                    By: /s/ Andrew Barker
                                        ----------------------------------------
                                    Title: Director
                                           -------------------------------------


                                    SCHRODER INVESTMENT MANAGEMENT LIMITED


                                    By: /s/ John Spedding
                                        ----------------------------------------
                                    Title: Secretary
                                           -------------------------------------



                                    /s/ Tom Daniel
                                    --------------------------------------------
                                    Tom Daniel


                                    /s/ Kate Bingham
                                    --------------------------------------------
                                    Kate Bingham


                                    /s/ Eva Haas
                                    --------------------------------------------
                                    Eva Haas